UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 8, 2020

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	**N/A**	**N/A**

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is disclosing certain of its results of operations related to calendar year 2019. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 8, 2020, the Partnership issued subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twentieth Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated as of August 6, 2018 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K, dated August 6, 2018). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act, in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $49,229,647.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1   Certain results of operations related to calendar year 2019 disclosed by the Partnership on January 14, 2020.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2019 disclosed by the Partnership on January 14, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: January 14, 2020

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien
Title:　Chief Financial Officer

Exhibit 99.1

Edward Jones Announces Strong Results for Full-Year 2019

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is pleased to announce its full-year 2019 results.

The Firm strives to help serious, long-term investors achieve their financial goals by understanding their needs and implementing tailored solutions. The Firm continues to increase the number of financial advisors and reach milestones with net revenue and net income before allocations to partners.

Edward Jones ended 2019 with 18,704 financial advisors, an increase of 1,089 compared to 2018. The Firm ended the year with $1.3 trillion of client assets under care, a $246 billion increase from 2018, due to increases in the market value of client assets as well as $64 billion in net new assets gathered during the year.

Net revenue in 2019 was $9.4 billion, an 11% increase compared to 2018, reflecting a 10% increase in fee revenue and an 8% increase in trade revenue. Fee revenue increased to $7.5 billion in 2019 from $6.8 billion in 2018, primarily due to the cumulative impact of net asset inflows into advisory programs in both 2018 and 2019, as well as market increases. Trade revenue increased $119 million to $1.6 billion in 2019 due to additional financial advisors serving clients and an increase in client dollars invested. Net income before allocations to partners exceeded $1 billion for the first time at $1.1 billion for 2019, a 10% increase from 2018.

Financial Highlights

(unaudited, $ in millions, unless otherwise noted)

	December 31,			
	2019	**2018**	**Change**	**% Change**
Financial Advisors (at year end)	18,704	17,615	1,089	6%
Client Assets Under Care (at year end) (billions)	$ 1,349	$ 1,103	$ 246	22%
Net New Assets for the Year (billions)	$ 63.7	$ 64.6	$ (1)	-1%

	For the years ended December 31,			
	2019	**2018**	**$ Change**	**% Change**
Net Revenue				
Fee Revenue	$ 7,452	$ 6,753	$ 699	10%
Trade Revenue	1,581	1,462	119	8%
Other Revenue, net	336	254	82	32%
Total Net Revenue	$ 9,369	$ 8,469	$ 900	11%
Net Income Before Allocations to Partners	$ 1,092	$ 990	$ 102	10%